UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of June 2021

Commission File Number: 001-35135

Sequans Communications S.A.
(Translation of Registrant’s name into English)

15-55 boulevard Charles de Gaulle
92700 Colombes, France
Telephone : +33 1 70 72 16 00
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No☑
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No☑
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE

Sequans Communications S.A. (the “Company”) announces that at the combined ordinary and extraordinary meeting of shareholders held on June 25, 2021, the Company’s shareholders approved all of the proposals brought before the meeting, as described in the following Agenda, with the exception of the 18th proposal to approve a capital increase reserved for employees. The results are in line with the recommendations that were made by the Board of Directors.

American Depositary Shares representing 56,808,280 ordinary shares of the Company, and 201,500 ordinary shares, together representing 57,009,780 ordinary shares in total (38.2% of the ordinary shares outstanding as of the record date), were voted at the meeting.

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Sequans Communications S.A.
Agenda – Combined Ordinary and Extraordinary Meeting of Shareholders
June 25, 2021

Ordinary Matters

1.Approval of the statutory financial statements for the year ended December 31, 2020
2.    Approval of the consolidated accounts for the year ended December 31, 2020
3.    Appropriation of net loss for the year ended December 31, 2020
4.    Related party agreements within the scope of Article L. 225-38 of the French Commercial Code
5.    Approval of the compensation plan for non-executive directors
6.    Renewal of Mr. Georges Karam as director
7.    Renewal of Mr. Wesley Cummins as director
8.    Renewal of Mr. Zvi Slonimsky as director
9.    Acknowledgment of reconstitution of the company's capital
10.    Appointment of a second statutory auditor

Extraordinary Matters

11.    Decision within the scope of Article L. 225-248 of the French Commercial Code
12.    Issuance of stock subscription warrants to subscribe up to 980,000 ordinary shares (representing, to date, 245,000 ADS); establishing the conditions for exercising the stock warrants and adoption of an issuance agreement; revocation of shareholders’ preemptive subscription rights in favor of Mr. Alok Sharma, Mr. Richard Nottenburg, Mr. Zvi Slonimsky, Mr. Hubert de Pesquidoux, Mr. Dominique Pitteloud, Mr. Yves Maitre and Mr. Wesley Cummins; powers to be granted to the Board of Directors
13.    Authorization granted to the Board of Directors to grant stock subscription options to employees and management of the Company and of its subsidiaries, and revocation of shareholders’ preemptive subscription rights in favor of the beneficiaries of such options; conditions attached to such authorization; powers to be granted to the Board of Directors
14.    Authority delegated to the Board of Directors to issue stock subscription warrants reserved to a specific class of persons and revocation of shareholders’ preemptive subscription rights in favor of such class
15.    Authorization granted to the Board of Directors to issue restricted free shares to employees and management of the Company and of its subsidiaries, and revocation of shareholders’ preemptive subscription rights in favor of the holders of such restricted free shares; conditions attached to such authorization; powers to be granted to the Board of Directors
16.    Setting an overall ceiling of 5,000,000 ordinary shares (representing, to date, 1,250,000 ADS) for issues of stock subscription options, stock subscription warrants and restricted free shares granted pursuant to resolutions 13, 14 and 15 of this general shareholders’ meeting
17.    Authority delegated to the Board of Directors to carry out a capital increase up to a maximum nominal amount of € 2,000,000 by issuing shares and/or securities that confer rights to the Company’s equity and/or to securities that confer the right to an allotment of debt securities, reserved to specific classes of persons and revocation of preemptive subscription rights in favor of such classes, and to amend the terms of any debt securities issued under this or prior delegations authorized by the shareholders

18.    Delegation of powers to the Board of Directors to proceed to a reduction of the share capital by way of incorporation of losses into capital, with terms and timing to be decided by the Board of Directors
19.    Authority delegated to the Board of Directors to decide to increase the share capital by issuing shares reserved for employees and revocation of preemptive subscription rights in favor of such employees
20.    Powers and formalities

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEQUANS COMMUNICATIONS S.A. (Registrant)
Date: June 25, 2021	By:	/s/ Deborah Choate
Deborah Choate
Chief Financial Officer

EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit	Description

99.1	Resolutions submitted to the Ordinary General Meeting and Extraordinary Meeting of Shareholders on June 25, 2021

99.2	Sample proxy card for use in connection with the Ordinary General Meeting and Extraordinary Meeting of Shareholders on June 25, 2021